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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*


                       Merriman Curhan Ford Group, Inc.
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                               (Name of Issuer)

                   Common Stock, Par Value $0.0001 Per Share
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                        (Title of Class of Securities)

                                   590418109
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                                (CUSIP Number)

                               Barry L. Fischer
                          Thompson Coburn Fagel Haber
                             55 East Monroe Street
                                  Suite 3700
                               Chicago, IL 60603
                                (312) 346-7500
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 July 31, 2009
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  590418109
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1        NAMES OF REPORTING PERSON

         Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
         (See Instructions)                                              (b)[ ]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS (See Instructions)
         PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

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                     7     SOLE VOTING POWER
                           1,637,538
 NUMBER OF
   SHARES            ==========================================================
BENEFICIALLY         8     SHARED VOTING POWER
  OWNED BY                 0
    EACH
 REPORTING           ==========================================================
   PERSON            9     SOLE DISPOSITIVE POWER
    WITH                   0

                     ==========================================================
                     10    SHARED DISPOSITIVE POWER
                           1,637,538

===============================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,637,538

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.7%(1)

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14       TYPE OF REPORTING PERSON (See Instructions)
         IN

===============================================================================

---------------------------------

         (1) Based upon 12,733,296 shares of the Issuer's common stock issued and outstanding as of May 15, 2009, as reported on the Issuer's Form 10-Q for the quarterly period ended March 31, 2009.



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         Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the "Reporting Person") hereby files this Schedule 13D.

ITEM 1.    SECURITY AND ISSUER:

         This Schedule 13D relates to the Common Stock, Par Value $0.0001 per share ("Common Stock") of Merriman Curhan Ford Group, Inc. (the "Company"). The principal executive offices of the Company are located at 600 California Street, 9th Floor, San Francisco, California.

ITEM 2.    IDENTITY AND BACKGROUND:

         (a)-(b)-(c) The Reporting Person is an individual whose principal occupation is an investor and his business address is in Chicago, Illinois.

         (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The $500,000 used by the Reporting Person to purchase the warrants to purchase Common Stock of the Company that require the filing of this Schedule 13D and the demand note are personal funds, including amounts held by an individual retirement account for the benefit of the Reporting Person.

ITEM 4.    PURPOSE OF TRANSACTION:

         For investment purposes, and in connection with the Reporting Person's potential further investment in the Company (through a proposed private placement of a new class of preferred securities in which it is contemplated that, among other things, the Reporting Person would be granted the right to appoint up to two members of the Company's Board of Directors, and the affirmative vote of the holders of a majority of the securities purposed to be sold would be required in order for the Company to take certain major actions), on July 31, 2009 the Reporting Person purchased in a private placement, for a total consideration of $500,000 in cash, a Secured Promissory
Note in the principal amount of $500,000 (the "Note"), and a Warrant ("Warrant") to purchase 1,162,791 shares of Common Stock at an exercise price $0.65 per share. The Warrant is exercisable immediately and remains exercisable until the tenth anniversary of its issuance. The exercise price and number of shares of common stock issuable pursuant to the Warrant is subject to adjustment for certain dilutive events as set forth in more detail in the Warrant. The Note carries an interest rate of 9% per annum, payable on maturity, and is due upon the earlier of two


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years from issuance, or the demand of the holder (upon five days written notice). Payments under the note are secured by the Company's personal property, accounts, chattel paper, contracts, deposit accounts, documents, equipment, fixtures, general intangibles, instruments, investment property, letter of credit rights, and proceeds, other than certain assets specified in the Security Agreement entered into by the Company on July 31, 2009 (the "Security Agreement") in the manner set forth in the Security Agreement, as well as personal guaranties of D. Jonathan Merriman and Peter V. Coleman. The foregoing descriptions of the Note, Warrant and Security Agreement are qualified in their entirety by reference to the text of those agreements, which are filed as Exhibits 1, 2 and 3 and incorporated by reference into this
Schedule 13D.

         Any future investment by the Reporting Person in the Company (including the proposed private placement referred to above) is subject to, among other things, the negotiation, execution and delivery of final documentation, the Company securing additional investors, and the Reporting Person's continuing due diligence investigation of the Company, and there can be no assurance that the such future investment will occur at all or, should it occur, occur on the above terms.

         Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         The Reporting Person may, however, at some future date propose any of the foregoing changes or actions which he hereafter considers desirable in light of his examination of the Issuer, as well as its assets, operations, future prospects and of the circumstances prevailing at the time.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER:

         (a) This statement relates to 1,312,791 shares of Common Stock for which the Reporting Person has the right to acquire upon exercise of the Warrant and the warrant issued on June 1 described below (collectively, the "Warrants"), as well as 324,747 shares of Common Stock previously purchased by the Reporting Person. Based on the Company's Form 10-Q for the quarterly period ended March 31, 2009, 12,733,296 shares of Common Stock were outstanding as of May 15, 2009. Therefore, the 1,637,538 shares of Common Stock reported on this Schedule 13D (which includes 1,312,791 shares of Common Stock issuable upon exercise in full of the Warrants) would represent approximately 11.7% of the Company's outstanding shares following such exercises.

         (b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock the Reporting Person has the right to acquire by virtue of owning the Warrant.

         (c) During the past 60 days, the Reporting Person effected the following transactions in the Company's securities. On June 1, 2009, the Company sold and issued to the Reporting Person a $100,000 principal amount Secured Convertible Promissory Note in a private placement exempt from registration requirements. The sale was a part of a sale made and disclosed by the Company in its Current Report on Form 8-K dated May 29, 2009 and filed on June 3, 2009. The Secured Convertible Promissory Note carries an interest rate of 11% per annum, payable in cash quarterly, and is due upon the earlier of two years from issuance or a change in control of the Company. The Secured Convertible Promissory Note is convertible into Common Stock at a price of $0.50 per share. As part of the issuance of the Secured Convertible Promissory Note, the Company also issued to the Reporting Person warrants to purchase 150,000 shares of common stock of the Company at $0.50 per share. The Secured Convertible Promissory Note is not convertible until six months following their issuance, and the warrant is immediately exercisable.

         (d) Not applicable.

         (e) Not applicable.



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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER:

         Except as set forth below and in Items 4 and 5(c) above, the Reporting Person has not had any contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit 1. Note

         Exhibit 2. Warrant

         Exhibit 3. Security Agreement



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 10, 2009





                                                          /s/ Ronald L. Chez
                                                          ------------------
                                                          Ronald L. Chez






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
                                                     EXHIBIT INDEX


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              Exhibit No.                        Document Description                         Page No.
              -----------                        --------------------                         --------
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
                  1.                     Secured Promissory Note, dated
                                         July 31, 2009 issued by Merriman
                                         Curhan Ford Group, Inc. to First Bank
                                         & Trust as Custodian of Ronald L.
                                         Chez IRA
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                  2.                     Common Stock Purchase Warrant No.
                                         C-009, dated July 31, 2009 issued
                                         Merriman Curhan Ford Group, Inc. to
                                         First Bank & Trust as Custodian of
                                         Ronald L. Chez IRA
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                  3.                     Security Agreement dated as of July
                                         31, 2009 made by and among Merriman
                                         Curhan Ford Group, Inc. and First
                                         Bank & Trust as Custodian of Ronald
                                         L. Chez IRA
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